==============================================================================

                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                          -----------------------

                              SCHEDULE 13E-3
                     Rule 13e-3 Transaction Statement
    (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                          -----------------------

                            ASA HOLDINGS, INC.
                             (Name of Issuer)

                          -----------------------

                            ASA HOLDINGS, INC.
                           DELTA AIR LINES, INC.
                      DELTA AIR LINES HOLDINGS, INC.
                              DELTA SUB, INC.
                   ------------------------------------
                   (Name of Person(s) Filing Statement)

                          -----------------------

                       Common Stock, $0.10 Par Value
                      ------------------------------
                      (Title of Class of Securities)

                          -----------------------

                                04338Q 10 7
                   -------------------------------------
                   (CUSIP Number of Class of Securities)

                          -----------------------

        Robert S. Harkey, Esquire                    George F. Pickett
 Senior Vice President - General Counsel          Chairman of the Board and
          Delta Air Lines, Inc.                   Chief Executive Officer
Hartsfield Atlanta International Airport             ASA Holdings, Inc.
           Atlanta, GA  30320                   100 Hartsfield Centre Parkway,
             (404) 715-2387                               Suite 800
                                                      Atlanta, GA 30354
                                                       (404) 766-1400
------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                          -----------------------

                              With Copies to:

          Joseph Rinaldi                  Benjamin F. Stapleton III, Esq.
       Davis Polk & Wardwell                  John Evangelakos, Esq.
       450 Lexington Avenue                    Sullivan & Cromwell
        New York, NY 10017                       125 Broad Street
          (212) 450-4000                        New York, NY 10004
                                                  (212) 558-4000

This statement is filed in connection with (check the appropriate box):


a. |X| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. |_| The filing of a registration statement under the Securities Act of 1933.

c. |_| A tender offer.

d. |_| None of the above.


   Check the following box if the soliciting materials or information statement
referred to in checking box (a) are preliminary copies:   |X|


                           CALCULATION OF FILING FEE

===============================================================================
    Transaction Valuation*                            Amount of Filing Fee**
-------------------------------------------------------------------------------
      $720,965,818                                           $144,193
===============================================================================
* Calculated by multiplying $34.00, the per share tender offer price, by 20,528,177, which represents (i) the sum of the number of shares of common stock outstanding on March 12, 1999 (excluding shares of common stock already owned by Delta Air Lines, Inc. and its affiliates) plus (ii) the 676,700 shares of common stock subject to options which were vested and exercisable as of March 12, 1999.

**  Calculated as 1/50 of 1% of the transaction value.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:    $144,193        Filing party:  Delta Air Lines, Inc.
Form or registration no.:  Schedule 14D-1  Date filed: February 22,1999
===============================================================================

                                 INTRODUCTION

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed jointly by ASA Holdings, Inc., a Georgia corporation ("ASA"), Delta Air Lines, Inc., a Delaware corporation ("Delta"), Delta
Sub, Inc., a Georgia corporation ("Delta Sub") and an indirect wholly-owned subsidiary of Delta, and Delta Air Lines Holdings, Inc., a Delaware corporation ("Delta Holdings") and a direct wholly-owned subsidiary of Delta, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder, in connection with the Preliminary Information Statement on Schedule 14C filed by ASA with the Securities and Exchange Commission (the "SEC") on March 12, 1999 (the "Preliminary Information Statement") relating to the special ASA shareholders meeting to be conducted at least 20 days after the mailing to ASA shareholders of a Definitive Information Statement after the consummation of the Delta Tender Offer (defined below). At the special meeting, ASA shareholders will vote to approve the merger (the "Merger") of Delta Sub with and into ASA pursuant to the terms of the Agreement and Plan of Merger (the "Merger Agreement"), dated as of February 15, 1999, and amended as of March 10, 1999, among Delta, Delta Sub and ASA. A copy of the Merger Agreement has been filed previously as Exhibit 4 to ASA's Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on February 22, 1999 (as amended through the date hereof, the "Schedule 14D-9").

     The Merger is the second and final step in the acquisition by Delta pursuant to the terms of the Merger Agreement of all of the outstanding shares of common stock, par value $0.10 per share (the "Shares"), of ASA. The first step pursuant to the Merger Agreement is the proposed acquisition by Delta Sub, pursuant to the Delta Tender Offer, of a number of Shares which, when taken together with Shares already beneficially owned by Delta, constitutes at least a majority of all outstanding Shares on a fully diluted basis (the "Minimum Condition"). The Delta Tender Offer is a tender offer by Delta
Sub for all of the issued and outstanding Shares of ASA, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 22, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Delta Tender Offer"), copies of which have previously been filed as Exhibits (a)(1) and (a)(2) to the Tender Offer Statement on Schedule 14D-1 filed by Delta, Delta Holdings and Delta Sub with the SEC on February 22, 1999 (as amended through the date hereof, the "Delta Schedule 14D-1"). The Delta Tender Offer is scheduled to expire on March 19, 1999, unless extended. Upon consummation of the Delta Tender
Offer (which requires, among other things, satisfaction of the Minimum Condition), ASA has agreed pursuant to the terms of the Merger Agreement to call a special shareholders meeting, at which ASA shareholders will vote upon the Merger. If the Delta Tender Offer is consummated, Delta and its affiliates would, at the time of the special meeting, own a sufficient number of Shares to approve the Merger. Upon consummation of the Merger,
(a) Delta Sub shall be merged with and into ASA, with ASA as the surviving corporation, and (b) each Share shall be canceled and, subject to dissenters' rights, shall be converted into the right to receive $34.00 per Share in cash, payable, without interest, to the holder of such Share.

     The following Cross Reference Sheet, prepared pursuant to General Instruction F to Schedule 13E-3, shows the location in the Preliminary Information Statement of certain of the information required to be included in this Schedule 13E-3. The information set forth in the Preliminary Information Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference as set forth in the Cross Reference Sheet and the responses in this Schedule 13E-3, and such responses are qualified in their entirety by reference to the information contained in the Preliminary Information Statement and the annexes thereto. Unless otherwise noted, all cross references in this Schedule 13E-3 refer to captions in the Preliminary Information Statement. Certain information required to be in this Schedule 13E-3 but not required to be contained in the Preliminary Information Statement is incorporated by reference to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by Delta, Delta Holdings and Delta Sub with the SEC on February 22, 1999 (as amended through the date hereof, the "Delta Schedule 13E-3").

                             CROSS REFERENCE SHEET

ITEM IN
SCHEDULE 13E-3             WHERE LOCATED IN PRELIMINARY INFORMATION STATEMENT

Item 1(a)........................Cover Page and "Summary--Transaction Parties"

Item 1(b)........................Cover Page and "Information Concerning the
                                 Special Meeting--Record Date; Quorum;
                                 Outstanding Shares Entitled to Vote"

Item 1(c) and (d)................"Certain Information Concerning ASA and the
                                 Shares"

Item 1(e)........................Not Applicable

Item 1(f)........................"Ownership of Shares" and "Certain Information
                                 Concerning ASA and the Shares"

Items 2(a)-(d) and (g)...........*

Items 2(e) and (f)...............Not Applicable

Item 3(a)........................"The Merger--Background of the Offer and the
                                 Merger", "Interests of Certain Persons in the Merger" and "Certain Information Concerning Delta and Delta Sub"

Item 3(b)........................"Summary", "The Merger--Background of the
                                 Offer and the Merger", "The Merger--Purpose and Structure of the Merger; Reasons of Delta for the Merger", "The Merger--Plans for ASA after the Merger", "The Merger--Merger Agreement", and "Certain Information Concerning Delta and Delta Sub"

Item 4(a)........................Cover Page, "Summary", "Information Concerning
                                 the Special Meeting--Exchange and Payment
                                 Procedures", "The Merger--Background of the
                                 Offer and the Merger", "The Merger--The Merger Agreement", "The Merger--Regulatory Approval" and "Dissenters' Rights"

Item 4(b)........................"Interests of Certain Persons in the Merger"

Items 5(a)-(e)..................."Summary", "The Merger--Background of the
                                 Offer Merger", "The Merger--Purpose and
                                 Structure of the Merger; Reasons of Delta for the Merger", "The Merger--Plans for ASA after the Merger", "The Merger--Merger Agreement" and "Certain Information Concerning ASA and the Shares"

Items 5(f) and (g)..............."The Merger--Certain Consequences of the
                                 Merger"

Item 6(a)........................"The Merger--Financing of the Offer and the
                                 Merger"

Item 6(b)........................*

Item 6(c)........................"The Merger--Financing of the Offer and the
                                 Merger"

Item 6(d)........................Not Applicable

ITEM IN
SCHEDULE 13E-3             WHERE LOCATED IN PRELIMINARY INFORMATION STATEMENT

Item 7(a)........................"The Merger--Purpose and Structure of the
                                 Merger; Reasons of Delta for the Merger", "The Merger--Plans for ASA after the Merger" and "The Merger--Position of Delta and Delta Sub Regarding Fairness of the Merger"

Item 7(b)........................"The Merger--Background of the Offer and the
                                 Merger", "The Merger--Recommendation and
                                 Reasons of the ASA Board" and "The
                                 Merger--Purpose and Structure of the Merger;
                                 Reasons of Delta for the Merger"

Item 7(c)........................"Summary", "The Merger--Background of the
                                 Offer and the Merger", "The
                                 Merger--Recommendation and Reasons of the ASA Board", "The Merger--Purpose and Structure of the Merger; Reasons of Delta for the Merger", "The Merger--Position of Delta and Delta Sub Regarding Fairness of the Merger" ad "The Merger--Plans for ASA after the Merger"

Item 7(d)........................"Summary", "The Merger--Background of the
                                 Offer and the Merger", "The Merger--
                                 Recommendation and Reasons of the ASA Board", "The Merger--Purpose and Structure of the Merger; Reasons of Delta for the Merger", "The Merger--Position of Delta and Delta Sub Regarding Fairness of the Merger", "The Merger--Plans for ASA after the Merger", "The Merger--Certain Consequences of the Merger", "Interests of Certain Persons in the Merger" and "Certain United States Federal Income Tax Consequences"

Item 8(a)-(e)...................."Summary", "The Merger--Background of the
                                 Offer and the Merger ", "The Merger--
                                 Recommendation and Reasons of the ASA Board", "The Merger--Position of Delta and Delta Sub Regarding Fairness of the Merger" and "The Merger--Purpose and Structure of the Merger; Reasons of Delta for the Merger"

Item 8(f)........................Not Applicable

Items 9(a)-(c)..................."The Merger--Background of the Offer and the
                                 Merger", "The Merger--Recommendation and
                                 Reasons of the ASA Board", "The
                                 Merger--Opinion of Financial Advisor to the ASA Board" and "The Merger--Position of Delta and Delta Sub Regarding Fairness of the Merger"

Item 10(a) and (b)..............."Interests of Certain Persons in the Merger"
                                 and "Ownership of Shares"

Item 11.........................."Summary", "The Merger--Background of the
                                 Offer and the Merger", "The Merger--Purpose and Structure of the Merger; Reasons of Delta for the Merger", "The Merger--Plans for ASA after the Merger", "The Merger--Merger Agreement", "Interests of Certain Persons in the Merger" and "Certain Information Concerning ASA and the Shares"

Item 12(a) and (b)..............."Summary", "The Merger--Background of the
                                 Offer and the Merger" and "The
                                 Merger--Recommendation and Reasons of the ASA Board"

ITEM IN
SCHEDULE 13E-3             WHERE LOCATED IN PRELIMINARY INFORMATION STATEMENT

Item 13(a)......................."The Merger--Merger Agreement" and
                                 "Dissenters' Rights"

Item 13(b).......................Not Applicable

Item 13(c).......................Not Applicable

Item 14(a)......................."Certain Information Concerning ASA and the
                                 Shares" and "Additional and Available
                                 Information"

Item 14(b).......................Not Applicable

Item 15(a)......................."The Merger--Background of the Offer and the
                                 Merger", "The Merger--Recommendation and
                                 Reasons of the ASA Board" and "The
                                 Merger--Plans for ASA after the Merger"

Item 15(b)......................."Summary", "The Merger--Opinion of Financial
                                 Advisor to the ASA Board" and "The
                                 Merger--Merger Agreement"

Item 16.........................."The Merger--Certain Litigation"; Preliminary
                                 Information Statement generally

Item 17..........................*

------------------
     * The Item is located in the Schedule 13E-3 only.

Item 1.   Issuer and Class of Security Subject to the Transaction

          (a) The name of the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction is ASA Holdings, Inc., a Georgia corporation, which has its principal executive offices at 100 Hartsfield
Centre Parkway, Suite 800, Atlanta, Georgia 30354.

          (b) The exact title of the class of equity securities being bought is shares of common stock, $0.10 par value per share, of ASA. As of March 12, 1999, there were 20,528,177 Shares issued and outstanding and approximately
864 holders of record. The information set forth in the Preliminary Information Statement under "Summary" is incorporated herein by reference.

          (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market is set forth in the Preliminary Information Statement under "Certain Information Concerning ASA and the Shares" of and is incorporated herein by reference.

          (d) The information set forth in the Preliminary Information Statement under "The Merger--Merger Agreement" and "Certain Information Concerning
ASA and the Shares" is incorporated herein by reference.

          (e) Not applicable.

          (f) The information set forth in the Preliminary Information Statement under "Certain Information Concerning ASA and the Shares" is incorporated herein by reference. Item 2. Identity and Background

Item 2.   Identity and Background

          (a)-(d) and (g) The response to Item 2 of the Delta Schedule 13E-3 is incorporated herein by reference.

          (e) and (f) Not applicable.

Item 3.   Past Contacts, Transactions or Negotiations

          (a) The information set forth in the Preliminary Information Statement under "The Merger--Background of the Offer and the Merger", "The Merger--
Merger Agreement", "Interests of Certain Persons in the Merger" and "Certain Information Concerning Delta and Delta Sub" is incorporated herein by reference.

          (b) The information set forth in the Preliminary Information Statement under "Summary", "The Merger--Background of the Offer and the Merger", "the Merger--Purpose and Structure of the Merger; Reasons of Delta for the Merger", "The Merger--Plans for ASA after the Merger", "The Merger--Merger Agreement" and "Certain Information Concerning Delta and Delta Sub" is incorporated herein by reference.

Item 4. Terms of the Transaction

          (a) The information set forth in the Preliminary Information Statement on the cover page thereof and under "Summary", "Information Concerning the Special Meeting--Exchange and Payment Procedures", "The Merger--Background of the Offer and the Merger", "The Merger--Merger Agreement", "The Merger--Regulatory Approvals" and "Dissenters' Rights" is incorporated herein by reference.

          (b) The information set forth in the Preliminary Information Statement under "Interests of Certain Persons in the Merger" is incorporated herein by reference.

Item 5.   Plans or Proposals of the Issuer or Affiliate

          (a)-(e) The information set forth in the Preliminary Information Statement under "Summary", "The Merger--Background of the Offer and the Merger", "The Merger--Purpose and Structure of the Merger; Reasons of Delta for the Merger", "The Merger--Plans for ASA after the Merger", "The Merger--Merger Agreement" and "Certain Information Concerning ASA and the Shares" is incorporated herein by reference.

          (f) and (g) The information set forth under "The Merger--Certain Consequences of the Merger" in the Preliminary Information Statement is incorporated herein by reference.

Item 6.   Source and Amount of Funds or Other Consideration

          (a) The information set forth in the Preliminary Information Statement under "The Merger--Financing of the Offer and the Merger" is incorporated herein by reference.

          (b) The response to Item 6(b) of the Delta Schedule 13E-3 is incorporated herein by reference.

          (c) The information set forth in the Preliminary Information Statement under "The Merger--Financing of the Offer and the Merger" is incorporated herein by reference.

          (d) Not applicable.

Item 7.   Purpose(s), Alternatives, Reasons and Effects

          (a) The information set forth in the Preliminary Information Statement under "The Merger--Purpose and Structure of the Merger; Reasons of Delta for the Merger", "The Merger--Plans for ASA after the Merger" and "The Merger--Position of Delta and Delta Sub Regarding Fairness of the Merger" is incorporated herein by reference.

          (b) The information set forth in the Preliminary Information Statement under "The Merger--Background of the Offer and the Merger", "The
Merger--Recommendation and Reasons of the ASA Board" and "The Merger--Purpose and Structure of the Merger; Reasons of Delta for the Merger" is incorporated herein by reference.

          (c) The information set forth in the Preliminary Information Statement under "Summary", "The Merger--Background of the Offer and the Merger", "The Merger--Recommendation and Reasons of the ASA Board", "The Merger--Purpose and Structure of the Merger; Reasons of Delta for the Merger", "The
Merger--Position of Delta and Delta Sub Regarding Fairness of the Merger" and "The Merger--Plans for ASA after the Merger" is incorporated herein by reference.

          (d) The information set forth in the Preliminary Information Statement under "Summary", "The Merger--Background of the Offer and the Merger", "The Merger--Recommendation and Reasons of the ASA Board", "The Merger--Purpose and Structure of the Merger; Reasons of Delta for the Merger", "The
Merger--Position of Delta and Delta Sub Regarding Fairness of the Merger", "The Merger--Plans for ASA after the Merger", "The Merger--Certain Consequences of the Merger", "Interests of Certain Persons in the Merger" and "Certain United States Federal Income Tax Consequences" is incorporated herein by reference.

Item 8. Fairness of the Transaction

          (a)-(e) The information set forth in the Preliminary Information Statement under "Summary", "The Merger--Background of the Offer and the Merger", "The Merger--Recommendation and Reasons of the ASA Board", "The Merger--Position of Delta and Delta Sub Regarding Fairness of the Merger" and "The Merger--Purpose and Structure of the Merger; Reasons of Delta for the Merger" is incorporated herein by reference.

          (f)  Not applicable.

Item 9.   Reports, Opinions, Appraisals And Certain Negotiations

          (a)-(c) The information set forth in the Preliminary Information Statement under "The Merger--Background of the Offer and the Merger", "The Merger--Recommendation and Reasons of the ASA Board", "The Merger--Opinion of Financial Advisor to the ASA Board", "The Merger--Position of Delta and
Delta Sub Regarding Fairness of the Merger" and Exhibit (b)(1) is incorporated herein by reference.

Item 10.  Interest in Securities of the Issuer

          (a)-(b) The information set forth in the Preliminary Information Statement under "Interests of Certain Persons in the Merger" and "Ownership of Shares" is incorporated herein by reference. The response to Items 10(a)-(b) in the Delta Schedule 13E-3 is also incorporated herein by reference.

Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities

          The information set forth in the Preliminary Information Statement under "Summary", "The Merger--Background of the Offer and the Merger", "The Merger--Purpose and Structure of the Merger; Reasons of Delta for the Merger", "The Merger--Plans for ASA after the Merger", "The Merger--Merger Agreement", "Interests of Certain Persons in the Merger", and "Certain Information Concerning ASA and the Shares" is incorporated herein by reference.

Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Offer and the Merger

          (a)-(b) The information set forth in the Preliminary Information Statement under "Summary", "The Merger--Background of the Offer and the Merger" and "The Merger--Recommendation and Reasons of the ASA Board" is incorporated herein by reference.

Item 13. Other Provisions of the Offer and the Merger

          (a) The information set forth in the Preliminary Information Statement under "The Merger--Merger Agreement" and "Dissenters' Rights" is incorporated herein by reference.

          (b) Not applicable.

          (c) Not applicable.

Item 14.  Financial Information

          (a) The information set forth in the Preliminary Information Statement under "Certain Information Concerning ASA and the Shares" and "Additional and Available Information" is incorporated herein by reference.

          (b) Not applicable.

Item 15.  Persons and Assets Employed, Retained or Utilized

          (a) The information set forth in the Preliminary Information Statement under "The Merger--Background of the Offer and the Merger", "The
Merger--Recommendation and Reasons of the ASA Board" and "The Merger--Plans for ASA after the Merger" is incorporated herein by reference.

          (b) The information set forth in the Preliminary Information Statement under "Summary", "The Merger--Opinion of Financial Advisor to the ASA Board" and "The Merger--Merger Agreement" is incorporated herein by reference.

Item 16.  Additional Information

          The information set forth in the Preliminary Information Statement under "The Merger--Certain Litigation" is incorporated herein by reference. The information set forth in the Preliminary Information Statement, the
Schedule 14D-9, the Delta Schedule 14D-1 and the Delta Schedule 13E-3 is incorporated herein by reference.

Item 17.  Material to Be Filed as Exhibits

      (a)(1) Credit Agreement dated as of May 2, 1997 among Delta, Certain Banks and NationsBank, N.A. (South), as agent bank.
              (Incorporated herein by reference to Exhibit 4.7 of Delta's Annual Report on Form 10-K for the year ended June 30, 1997).

      (a)(2) Form of Indenture dated as of May 1, 1991, between Delta and The Bank of New York, successor to The Citizens and Southern National Bank of Florida, as trustee. (Incorporated herein by reference to Exhibit 4 to the Delta Registration Statement on Form S-3, Registration No. 33-40190.)

      (a)(3) Term Loan Commitment Letter from Chase Securities Inc. and The Chase Manhattan Bank to Delta Air Lines, Inc., dated as of March 4, 1999. (Incorporated herein by reference to Exhibit (b)(3) to the Delta Schedule 14D-1.)

      (b)(1) Opinion of Morgan Stanley & Co. Incorporated dated February 15, 1999. (Incorporated herein by reference to Exhibit (b)(1) of the Delta Schedule 13E-3.)

      (b)(2) Presentation of Morgan Stanley & Co. Incorporated dated February 15, 1999. (Incorporated herein by reference to Exhibit (b)(2) of the Delta Schedule 13E-3.)

      (c)(1) Stock Purchase Agreement dated May 28, 1986, between Delta and Atlantic Southeast Airlines, Inc. (Incorporated herein by reference to Exhibit 1 of the Delta Schedule 13D filed on June 6,
              1986).

      (c)(2) Stock Agreement among Delta, Atlantic Southeast Airlines, Inc. and ASA dated as of March 17, 1997. (Incorporated herein by reference to Exhibit (c)(2) to the Delta Schedule 14D-1).

      (c)(3) Agreement and Plan of Merger, dated as of February 15, 1999, among ASA, Delta and Delta Sub. (Incorporated herein by reference to Exhibit 99.3 of Amendment No. 3 to the Delta
              Schedule 13D filed on February 15, 1999.)

      (c)(4) Shareholders Agreement dated as of February 15, 1999, among Delta and certain shareholders of ASA. (Incorporated herein by reference to Exhibit 99.4 of Amendment No. 3 to the Delta
              Schedule 13D filed on February 15, 1999.)

      (d)(1) Offer to Purchase dated February 22, 1999. (Incorporated herein by reference to Exhibit (a)(1) to the Delta Schedule 14D-1.)

      (d)(2) Letter of Transmittal sent to holders of Shares. (Incorporated herein by reference to Exhibit (a)(2) to the Delta Schedule 14D-1.)

      (d)(3) Notice of Guaranteed Delivery. (Incorporated herein by reference to Exhibit (a)(3) to the Delta Schedule 14D-1.)

      (d)(4) Letter from Goldman, Sachs & Co. to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (Incorporated herein by reference to Exhibit (a)(4) to the Delta Schedule 14D-1.)

      (d)(5) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (Incorporated herein by reference to Exhibit (a)(5) to the Delta Schedule 14D-1.)

      (d)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. (Incorporated herein by reference to Exhibit
              (a)(6) to the Delta Schedule 14D-1.)

      (d)(7) Summary Advertisement as published in The Wall Street Journal on February 22, 1999. (Incorporated herein by reference to Exhibit
              (a)(7) to the Delta Schedule 14D-1.)

      (d)(8) Text of Press Release issued by Delta on February 16, 1999. (Incorporated herein by reference to Exhibit (a)(8) to the Delta
              Schedule 14D-1.)

      (e) Article 13 of the Georgia Business Corporation Code relating to dissenting shareholders. (Incorporated herein by reference to Exhibit (e) of the Delta Schedule 13E-3.)

      (f)     Not applicable.

          After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



March 18, 1999


                                 ASA HOLDINGS, INC.


                                 By: /s/ George F. Pickett
                                     -----------------------------------------
                                     Name:  George F. Pickett
                                     Title: Chairman and Chief
                                              Executive Officer



                                 DELTA AIR LINES, INC.


                                 By: /s/ Maurice W. Worth
                                     -----------------------------------------
                                     Name:  Maurice W. Worth
                                     Title: Chief Operating Officer



                                 DELTA AIR LINES HOLDINGS, INC.


                                 By: /s/ Leslie P. Klemperer
                                     -----------------------------------------
                                     Name: Leslie P. Klemperer
                                     Title: Vice President and Secretary



                                 DELTA SUB, INC.


                                 By: /s/ Dean C. Arvidson
                                     -----------------------------------------
                                     Name: Dean C. Arvidson
                                     Title: Secretary